Exhibit 99.2

Management’s Discussion and Analysis

Three months ended March 31, 2022

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

I.	OVERVIEW

Orla Mining Ltd. is a mineral exploration, development and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the New York Stock Exchange American (“NYSE American”) under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Our corporate strategy is to acquire, develop and operate mineral properties where our expertise can substantially increase shareholder value. We have two material gold projects, the Camino Rojo Oxide Gold Mine (“Camino Rojo”) located in Zacatecas State, Mexico, which reached commercial production effective April 1, 2022, and the Cerro Quema Gold Project located in Los Santos Province, Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our condensed interim consolidated financial statements for the three months ended March 31, 2022, our audited consolidated financial statements for the year ending December 31, 2021, and our MD&A for the year ended December 31, 2021. The Cautionary Notes in section XV are an important part of this document.

Additional information about our Company, including our most recent consolidated financial statements and annual information form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the Company’s documents filed with, or furnished to, the SEC, which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

All monetary amounts herein are expressed in United States dollars ($ or US$) unless otherwise stated. C$ refers to Canadian dollars.

This MD&A is current as of May 12, 2022.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

II.	HIGHLIGHTS

Operating		Q1 - 2022
Gold production	ounces	23,031
Gold sold	ounces	20,884
Average realized gold price[1]	per ounce	$1,888

Financial
Revenue	million	$39.4
Net income	million	$18.8
Adjusted net income [1]	million	$19.8
Earnings per share – basic	$/share	$0.08
Adjusted earnings per share [1]	$/share	$0.08

Cash and cash equivalents	million	$35.0
Net debt [1]	million	$138.7
Cash flow from operating activities before changes in non-cash working capital	million	$19.8

1 Average Realized Gold Price”, “Adjusted Net Income”, “Adjusted Earnings per Share – basic”, and “Net Debt” are non-GAAP measures. Please refer to section “ IV — NON-GAAP MEASURES" of this MD&A for a reconciliation of this measure to the most comparable figure presented in our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

A.	CAMINO ROJO, MEXICO

Camino Rojo Operating Highlights		Q1-2022
Mining
Total Ore Mined	tonnes	1,866,151
Ore – processed	tonnes	1,404,952
Low Grade Ore – stockpiled	tonnes	461,199
Waste Mined	tonnes	707,719
Total Mined	tonnes	2,573,871
Strip Ratio	w:o	0.38
Total Ore Mined Gold Grade	g/t	0.68
Ore – processed	g/t	0.79
Low Grade Ore – stockpiled	g/t	0.36

Processing
Ore Crushed	tonnes	1,369,111
Ore Stacked	tonnes	1,652,999
Stacked Ore Gold Grade	g/t	0.81
Gold Produced	oz	23,031

Daily Throughput Rate – Average*	tpd	15,917
Daily Throughput / Nameplate Capacity		88.4%
Total Crushed Ore Stockpile	tonnes	219,019
Total Crushed Ore Stockpile Au Grade	g/t	0.87
Total ROM Ore Stockpile**	tonnes	863,913
Total ROM Ore Stockpile Grade	g/t	0.38

*Average stacking rate calculation excludes truck-stacked overliner material (7,213 tonnes for March 2022 and 220,432 tonnes for Q1 2022).

**Crushed ore stockpile includes crushed ore in the crushed ore stockpile, and stockpiled overliner fines. ROM stockpile includes low-grade stockpiles and ROM ore stockpiles.

During the quarter, site activities were focused on commissioning and ramp up of mining and processing activities to sustained throughput levels. Commercial production at Camino Rojo was declared effective April 1, 2022. During the quarter, construction activities included installation of heap leach liner in cell two and event pond, placement of overliner material on cell two of the heap leach, commissioning of the third and final overland conveyor, construction of the airstrip, and completion of the rainwater runoff diversion.

Camino Rojo achieved record monthly processing throughput in March 2022. The average daily stacking throughput for the month was 17,444 tonnes per day or 97% of nameplate capacity of 18,000 tonnes per day. Daily stacking throughput for the first quarter of 2022 averaged 15,917 tonnes per day. Achieving nameplate capacity is expected during the second quarter. Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Capital expenditures for Camino Rojo were $122.3 million at March 31, 2022, against the current project estimate, consistent with the total project capital expenditure estimate of $134.1 million. The remaining project spend of $3.2 million is expected to occur in the second quarter of the year.

As of March 31, 2022, there was a total of 428 workers at Camino Rojo as part of construction and pre-operating activities. The number of construction workers on site has been steadily decreasing as many areas complete construction activities. Orla expects to have approximately 250 to 275 workers at Camino Rojo once the mine reaches steady state, which would include employees and contractors.

B.	CERRO QUEMA PROJECT DEVELOPMENT, PANAMA

During the quarter, Orla filed an updated technical report for the Company’s Cerro Quema Gold Project, which included the mineral resource estimate for the Caballito copper-gold deposit as well as the pre-feasibility study released in July 2021. The technical report was prepared in accordance with the disclosure standards under National Instrument 43-101 (“NI 43-101”) and is titled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama” and dated January 18, 2022 (the “2022 Cerro Quema Report”). The mineral resource estimate for the caballito copper-gold deposit consists of the following:

	Tonnes	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
Class	(000s)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(koz)	(koz)
Indicated	31,952	0.96	0.83	0.31	2.2	676	585	315	2,260
Inferred	22,569	0.85	0.77	0.21	1.2	425	381	155	856

The 2022 Cerro Quema Report is available on the Company website at www.orlamining.com, under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

C.	EXPLORATION

Exploration activities in the first quarter were focused on preparation for the 2022 drill campaigns which commenced in April. Exploration spending for 2022 is expected to total $15 million, with $10 million allocated to activities in Mexico and $5 million allocated to activities in Panama.

At Camino Rojo in Mexico, near-mine and regional exploration in 2022 will be focused on increasing oxide reserves, supporting advancement of the sulphide deposit development scenario options, and testing priority targets defined in 2021 in an effort to make new satellite discoveries. More specifically this work is expected to include oxide resource drilling on the Fresnillo layback area, a Phase 2 infill drill program on the sulphides deposit to support an updated resource estimate, and reverse circulation drilling and continued target definition activities on the regional exploration program.

The 2022 Cerro Quema exploration program will consist of infill, metallurgical, and expansion (step-out) drilling of known deposits, drill testing exploration targets defined by recent geochemical soil sampling, geophysical Induced Polarization (IP) surveys, bedrock mapping and prospecting, and in some cases historical drilling. In total, 11,700m of drilling is planned in 2022 for Panama.

Exploration target drill testing is planned to the north of the Quemita deposit to follow-up on hole CQDH-17-112 which intersected significant Cu & Au mineralization, and drilling at the La Pelona target, which has a similar geophysical signature and geological context to La Pava and Quemita. South of the regional Joaquin Fault, La Prieta target will also be drill tested. La Prieta is defined by a large IP chargeability anomaly with coincident Au, Cu, and Mo in-soil and in-rock geochemical anomalies which may be indicative of porphyry-style mineralization.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

D.	CORPORATE and FINANCIAL

•	20,884 gold ounces sold generating $39.4 million in revenue.

•	Net income of $18.8 million resulting in earnings per share of $0.08.

•	Cash flow from operating activities before changes in non-cash working capital of $19.8 million.

•	Cash balance of $35.0 million at March 31, 2022.

•	Subsequent to quarter end, the Company announced a $150 million refinancing of its Camino Rojo Project Loan, composed of a $100 million term facility and a $50 million revolving facility.

E.	COVID-19 GLOBAL HEALTH EMERGENCY

The global pandemic of the novel coronavirus (“COVID-19”) continued in 2022 and has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which we conduct our business. Our activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of this MD&A, it is not possible to determine the extent of the impact that this global health emergency will have on our activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation.

Operations at Camino Rojo and at the Cerro Quema Gold Project have established COVID-19 committees that meet regularly to discuss operational protocols and safety measures and to update them as necessary. Although operations have resumed (with appropriate safety protocols in place) after initial suspensions of work during 2020, there remains uncertainty as to future impacts the pandemic could have on our business. Should there be changes to the current situation, our construction schedule or our production activities may be affected.

The Board of Directors has oversight over management’s response to COVID-19 and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at both sites. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including delivery of equipment, supplies and logistics, construction and operational costs and schedule, as well as community and government relations. Vaccination programs in Mexico are ongoing. During 2021 and 2022, the Company supported the vaccination of its workers and local communities of San Tiburcio and other nearby communities, allowing workers time off and providing transportation to vaccination centers and coordinating with health authorities for the application of flu vaccines to our employees at Camino Rojo. As of March 31, 2022, of all employees and contractors at Camino Rojo, almost 100% had received at least one dose of COVID-19 vaccine, and 98.6% had received two doses of COVID-19 vaccine.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

III.	OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

•	Maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of our employees and local communities.

•	Ramp up throughput rates to design capacity at Camino Rojo.

•	Continue to advance development activities on Camino Rojo Sulphide Project towards a Preliminary Economic Assessment.

•	Ramp-up exploration programs across portfolio:

o	Camino Rojo oxides reserve addition from Layback area (2,500m diamond drilling).

o	Camino Rojo sulphides Phase 2 drilling program (8,250m diamond drilling).

o	Camino Rojo regional exploration program.

o	Caballito infill and expansion drill program (6,200m diamond drilling).

o	Assess other regional potential targets in Panama (5,500m diamond drilling).

•	On track to achieve 2022 operational guidance:[1]

Gold Production	oz	90,000 – 100,000

All-in Sustaining Costs (“AISC”) [2,3]	$/oz Au sold	$600 - $700
Capital Expenditures [3]
Sustaining Capital Expenditures		$$5 million
Non-Sustaining Capital Expenditures		$$20 million
Total Capital Expenditures		$$25 million
Exploration[3]
Mexico		$$10 million
Panama		$$5 million
Total Exploration		$$15 million

1.	The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022 based on an assumption of commercial production having been achieved effective as of April 1, 2022. The outlook constitutes forward-looking statements within the meaning of applicable securities legislation, see “Cautionary Note Regarding Forward-Looking Information” below.
2.	AISC is a non-GAAP measure. See the “Non-GAAP Measures” section below for additional information.
3.	Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

IV.	DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 kilometres (“km”) northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito mine. Refer to Management’s Discussion and Analysis of the Company as at and for the year ended December 31, 2021 for historical context and project background.

PERMITTING

On December 21, 2020, Orla announced that it had completed the Layback Agreement (the “Layback Agreement”) with Fresnillo plc (“Fresnillo”), granting Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concession, located immediately to the north of Orla’s property.

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights (“Layback Area”) controlled by Fresnillo will be acquired by Minera Camino Rojo SA de CV to mine on a portion of the Guachichil D1 mineral concession that covers the Layback Area. The Company is finalizing the ratification process with local communities related to the transfer of surface access rights related to the Layback Area. The 2021 Feasibility Study is set forth in the technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”), which is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The 2021 Camino Rojo Report supersedes the previous technical report on Camino Rojo titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “2019 Camino Rojo Report”).

As a result of the Layback Agreement, the project as described in the 2021 Camino Rojo Report will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit will be submitted to the Secretariat of Environment and Natural Resources (known by its Spanish acronym, “SEMARNAT”) upon completion of the ratification process with local communities. We expect the review process by SEMARNAT will take up to six months prior to issuance of a resolution. With respect to the Environmental Impact Statement (in Spanish, Manifesto de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report, at the discretion of SEMARNAT, may require a modification of the MIA permit, or an additional MIA permit, to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application. The MIA modification or additional MIA permit request will be submitted to SEMARNAT upon completion of the ratification process with local communities. We expect the review process by SEMARNAT will take up to six months for review and issuance of a resolution.

Any potential development of Camino Rojo that would include an open pit encompassing the entire mineral resource estimate, including the sulphide material, would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).

NEXT STEPS

Orla began working on a CUS permit amendment for the expanded pit and other permitting requirements for the increased tonnes planned to be mined as a result of the Layback Agreement.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Additional work is required to bring material on the Fresnillo concession to the measured and indicated mineral resource category, which will then facilitate a mineral resource and reserve update. Work required includes an estimated 2,500 metres of drilling, detailed QA/QC, and integration of Orla’s geological and resource models with Fresnillo’s drill data. We expect to complete the work required upon the transfer of certain surface rights.

CAMINO ROJO CONSTRUCTION AND OPERATIONS UPDATE

As at March 31, 2022, detailed engineering of the project described in the 2019 Camino Rojo Report was substantially complete and construction was 100% complete. The remaining engineering will be to support closing the final contracts.

•	Mining operations commenced during the third quarter. The mining operation includes drilling, blasting and hauling of waste rock and rock and ore to feed the crusher and stockpile.

•	Crushing, stacking, leaching and the Merrill-Crowe plant are complete. Throughputs increased during the first quarter in all areas.

•	First gold production was achieved on December 13, 2021.

•	Commercial production was declared on April 1, 2022.

Camino Rojo produced 23,031 ounces of gold in the first quarter of 2022. Mining rates have steadily increased averaging 28,599 tpd in the first quarter and 29,348 tpd in March 2022. The average grade mined excluding low grade material that was stockpiled, was 0.79 g/t of gold during the quarter, which is in line with budget.

Stacking rates averaged 15,917 tpd for the quarter and 17,444 tpd day in March ramping up to the design throughput of 18,000 tpd.

CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit facility of $125 million for the development of Camino Rojo (the “Project Loan”). For accounting purposes, at March 31, 2022, the Project Loan was presented at $113.9 million, which was $125.0 million principal minus unamortized transaction costs of $11.1 million. These transaction costs were being amortized over the expected life of the Project Loan.

Subsequent to the reporting period, on April 28, 2022, the Company entered into a Credit Facility (note 31(a)) and used a portion of the proceeds of the Credit Facility to repay the Camino Rojo Project Loan in full. Refer to section VIII for details of the Credit Facility.

Upon early repayment of the $125 million Project Loan, we expensed the remaining non-cash unamortized transaction costs which totaled approximately $10.7 million, early repayment penalty of $2.5 million, and fees of approximately $0.5 million. Consequently, we expect a charge to earnings of approximately $13.7 million during the quarter ended June 30, 2022.

EXPLORATION

The Camino Rojo land package is under-explored and the proximity to the large Camino Rojo mineralized system provides a highly prospective opportunity. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover impacting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct a regional exploration at Camino Rojo.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Camino Rojo Oxide MINE

The Company is seeking to define additional oxide reserves at the Camino Rojo Mine following confirmatory core drilling on the Fresnillo Plc’s (“Fresnillo”) property, located immediately north and adjacent of the Camino Rojo open pit. While historical drilling indicates that mineralization continues across the property boundary onto the Fresnillo layback area, no ounces from this area are currently included in the Camino Rojo mineral reserve estimate. The planned 2,500m diamond drill program is designed to confirm and delineate mineralization located in the oxide pit layback and allow for a potential update of mineral resource and reserve estimations.

CAMINO ROJO SULPHIDE PROJECT

On May 9, 2022, the Company provided a summary of Phase 1 metallurgical test results on its Camino Rojo sulphide deposit (the “Sulphide Project” or “Camino Rojo Sulphides”), located in Zacatecas, Mexico.1

The Phase 1 metallurgical program has greatly increased Orla’s understanding of metallurgical characteristics of Camino Rojo Sulphides, and appears to open up multiple processing options for the Camino Rojo Sulphides relative to what was suggested by previous work. The Phase 1 metallurgical program included tests on grinding characteristics, amenability to cyanidation, selective flotation, and pressure oxidation. In addition to the Phase 1 tests, a geometallurgical model was developed using new and historical metallurgical test results. Geometallurgical modelling integrates geological, geochemical, mineralogical, and recovery data to characterize zones of metallurgical response. It supports mine planning, flowsheet design, and connects mine and process planning as part of the optimization of mine-to-mill production and economic analysis. Highlights of Phase 1 metallurgical program include the following:

•	The geometallurgical model recognized five, spatially distinct, physically continuous geometallurgical zones within the 7.3-million-ounce sulphide gold deposit (measured and indicated mineral resource estimate of 259 million tonnes at 0.88 g/t Au, 7.4 g/t Ag, 0.07% Pb,0 0.26% Zn)[2].
•	Two geometallurgical zones of the Camino Rojo Sulphide mineralization appear to be amenable to conventional carbon-in-leach (“CIL”) processing.
•	Selective flotation may be used to produce a gold concentrate.
•	Selective flotation may be used to produce a concentrate that can be treated using pressure oxidation.
•	There is potential to produce a zinc concentrate.

[1]	See the Company’s press release dated May 9, 2022 titled “Orla Mining Announces Positive Initial Metallurgical Results on Camino Rojo Sulphide Project”.
[2]	The mineral resource estimate for the Sulphide Project at Camino Rojo consists of 74 koz of measured resource (3.358 million tonnes at 0.69 g/t gold) and 7,221 koz of indicated resources (255.445 million tonnes at 0.88 g/t gold) and has an effective date of June 7, 2019. Additional information can be found in the Camino Rojo Technical Report entitled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” and dated January 11, 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

These positive results confirm potential for a standalone processing option for the Camino Rojo Sulphides. The Company will continue to work towards determining the optimal development plan with the goal of generating the greatest value for stakeholders. The metallurgical recoveries and geometallurgical zones will be used to determine new cut-off grades for open pit and underground mine designs. The respective mine designs will be used to support an updated sulphide mineral resource estimate, which is currently in progress, and will form the basis of a Preliminary Economic Assessment (the “PEA”) on the Sulphide Project targeted for end of year 2022.

The development scenarios being considered to potentially form the basis of a PEA currently include: (1) an underground mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (2) an open pit mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (3) an open pit mining option with processing at Newmont Corporation’s (“Newmont”) Peñasquito facility. Work planned in 2022 includes the following:

•	Completion of 8,250-metre, Phase 2 Sulphide Project drill program to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. The program has commenced on the first of 15 diamond drill holes and results are expected in the second half of 2022.

•	Update of resource estimate for the Camino Rojo Sulphides.

•	Completion of Phase 1 metallurgical test program, finalize the process design criteria, and develop the financial model for the selected mining and processing options as part of the PEA.

•	Completion of PEA in the fourth quarter of 2022.

Regional exploration

The Camino Rojo regional exploration program continued during Q1-2022, consisting of geophysical airborne (drone) magnetic survey, as well as soil geochemical sampling (3,554 samples) and mechanical trenching. Reverse circulation drilling has been planned for exploration targets northeast and southwest of the Camino Rojo deposit, and one target located 3 km to the south. Drill permits for the exploration targets southwest and south of the Camino Rojo deposit have been received.

During the first quarter of 2022, $1.5 million was expensed on exploration and evaluation activities at Camino Rojo.

COMMUNITY AND SOCIAL

Orla maintains an active community, social relations, and environmental management program. The Community Environmental Monitoring Committee continues its participation in the quarterly water monitoring program and other environmental related activities. During the first quarter of 2022, community activities shifted from COVID-19 related support to working on social investment programs, local employment, local procurement and projects to support and enhance productive activities in the area. These projects included maintenance work on local infrastructure, new infrastructure to support local economic and social activities, social programs which included the funding of scholarships, business training for local business owners, the donation of food to the local communities of El Berrendo and San Francisco de los Quijano, and preparation of the basis for the College Scholarships Program for local students to begin on the first semester of the 2022-23 school year. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continued to hold monthly meetings. During the first quarter of 2022, the Company:

•	Provided support to the local communities during the COVID-19 pandemic including the donation of food and protective equipment and transportation to COVID-19 vaccination centers.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

•	Reopened the Community Centre to the public and social and put in place education programs for the communities. A library, computer center and classroom for student support are now open 6 days per week. The Community Centre also serves as a hub for communication between the Company and the communities.

•	Continued funding scholarships and adult education programs.

•	Conducted a training program for local business owners and entrepreneurs. The program had 12 business owners presenting a business case for an expansion of their business.

•	Donated supplies and equipment to the local health center and continued to provide an additional doctor that allows the local clinic to open extended hours and 7 days a week.

•	Continued refurbishing a domestic water storage pond in San Francisco de Los Quijano. This project will be complete early in the second quarter of 2022.

•	Continued the reconstruction of the Civic Center Building in San Tiburcio. This project is expected to continue into the second quarter of 2022.

•	Competed the construction and delivered the cattle management facility to Ejido El Berrendo.

•	Provided assistance to the community of El Berrendo to permit the construction of a water well.

•	Provided technical and economic assistance to replace a water pump in the San Tiburcio community well. Trucked water into the community to help alleviate the situation while the well was down.

•	Provided a solar water well system for San Francisco de Los Quijano. The installation of the pump and solar panels should be completed early in the second quarter of 2022.

•	Promoted the use of local employment and service providers by our contractors.

Orla’s community relations team continues to maintain communications with our local communities to understand how the Company can best provide support. The 2022 campaign to consult with the communities on how to best invest in their communities is set to start in the second quarter 2022. This program allows the communities to have input on where funds available from the Company for social programs and infrastructure should be invested.  Several projects that have been already completed or are currently underway were identified by the communities in working sessions following the first consultation campaign.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

B.	CERRO QUEMA PROJECT, PANAMA

PROJECT DESCRIPTION

The Cerro Quema Gold Project is 100% owned by Orla Mining Ltd. And is located on the Azuero Peninsula in Los Santos Province in southwestern Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. Orla owns the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, the proposed mine development, and the priority drill targets. Refer to Management’s Discussion and Analysis of the Company as at and for the year ended December 31, 2021 for historical context and project background.

ENVIRONMENTAL AND PERMITTING

We have an ongoing environmental management plan that includes maintaining sediment dams, revegetation of previously disturbed areas and active sediment and erosion control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law.

As of the date of this MD&A, formal approval of the extension of these concessions has not yet been received. In the absence of such approval, construction or development activities of the Cerro Quema Project cannot proceed. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. Since the expiry of the concessions, we have continued to receive ongoing exploration permits, and the Ministry of Commerce has continued to accept our annual reports and concession fees.

In May 2021, the extension of the exploitation contracts was signed by both the Ministry of Commerce and Industry and by Orla. As of the date of this MD&A, the documents are with the Comptroller General for final review and approval. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

The mine environmental permitting process has been ongoing and in February 2021, the Ministry of Environment conducted their final site inspection of the Cerro Quema Project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment (“ESIA”) technical aspects were approved. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

OPPORTUNITIES

Infill drilling at La Pava, Quemita, and Caballito, if successful, could expand the mineral resource and increase the confidence and classification of the mineral resource. There is potential to increase the oxide resource as well as to further explore the sulphide mineral resource over the property. Priority drill targets have been defined at Quemita, Caballito, La Pelona, and La Prieta for gold-copper mineralization. The current design allows the heap leach pad and the waste rock dump to accommodate additional tonnage in the upstream site of those facilities if required.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Based on the results of the Caballito copper-gold exploration program in 2021 and the associated mineral resource estimate, there is potential to further define and expand the sulphide mineral resource.

Currently, the property is considered under-explored and there is potential to discover both additional gold mineralization similar to the La Pava and Quemita deposits and additional gold-copper mineralized zones similar to Caballito. Any discoveries could positively impact the economic value of the Cerro Quema Project.

NEXT STEPS

Orla will continue to advance Cerro Quema towards feasibility level which would provide the basis for a construction decision. Key areas of review include the following:

•	Complete additional feasibility level mine plan studies on areas including drilling and blasting, detailed equipment sizing, and contractor mining cost trade-off.
•	Complete confirmatory metallurgical test work on representative samples for each metallurgical type, specifically column leach tests on coarse crushed material and draindown chemistry.
•	Complete additional studies and cost estimates for surface and groundwater flows, quality, storage, and treatment.
•	Complete additional geotechnical studies at the proposed heap leach, waste rock dump, open pits, and processing areas.
•	Evaluate the availability of local services and personnel to maximize local hiring and procurement.
•	Investigate power generation opportunities from the overland conveying system to help alleviate the on-site power generation requirements.

For the copper-gold sulphide mineral resource, we will continue with an exploration program focusing on step-out drilling at Caballito and follow up on priority drill targets defined at Quemita, La Pelona, and La Prieta.

EXPLORATION

The discovery of the Caballito mineralized zone in 2017 and follow-up drilling executed by Orla in 2018 led to the definition of significant copper and gold sulphide mineralization with open pit potential. The Caballito-style mineralization differs from the Pava and Quemita oxide deposits as it consists of copper-gold (low arsenic) sulphide mineralization that will not be amenable to heap leaching and will require a different processing method.

On December 6, 2021, Orla announced the independent mineral resource estimate for the Caballito copper-gold deposit at the Cerro Quema project. Please refer to the Company’s News Release dated December 6, 2021 (Orla Mining Announces Initial Mineral Resource for Caballito Copper-Gold Deposit in Panama).

The Cerro Quema property shows potential for additional oxide mineralization, but the main upside resides in the sulphide-hosted potential of the project which remains largely under-explored.

Only one drill hole was completed in 2021 and the program was suspended in March 2021 due to COVID safety measures. The exploration team has been focusing its efforts on the refinement of drill targets, including the review and optimization of project data. A geophysical IP survey (41.5 line-km) covering the southeast extension of the Caballito deposit area as well as the La Prieta porphyry target to the south of the property was completed in 2021. Ground magnetic and soil geochemical programs have been performed in parallel with the geophysical work Historical data combined with 2021 survey information led to the definition of priority drill targets at Quemita, Caballito, La Pelona, and La Prieta. The results of the IP and soil geochemical surveys at La Prieta further confirm a large coincident IP chargeability anomaly (approximately 1.4 km in diameter) and soil and rock geochemical results over the La Prieta intrusion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

During the first quarter of 2022, work at Cerro Quema focused on exploration target review and refinement. An 11,700m drill program is planned for 2022. Infill and expansion drilling at Caballito will be directed at converting resources from the inferred resource to indicated resource category, provide material for metallurgical testing, and test the continuity of mineralization and potential extensions of this deposit. More limited drilling is also planned at La Pava and Quemita sulphide deposits. We have received the necessary exploration permits, and plan to commence diamond drilling during the second quarter of 2022.

During the quarter ended March 31, 2022, $0.7 million was expensed on exploration and evaluation activities at Cerro Quema.

C.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (in our case, International Financial Reporting Standards, or “IFRS”). In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”).

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is a non-GAAP measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS.

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	2022-Q1	2021-Q1
Gold sales	$39,426	N/A
Ounces of gold sold	20,884	N/A
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD	$1,888	N/A

ADJUSTED NET INCOME (LOSS) and ADJUSTED NET INCOME (LOSS) PER SHARE

Adjusted net income (loss) is a non-GAAP measure which does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Adjusted net income (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

Management believes these measures are useful to investors because they are important indicators of the strength of our operations and the performance of our core business.

ADJUSTED NET INCOME	2022-Q1	2021-Q1
Net income (loss) for the period	$18,782	(10,807)
Unrealized foreign exchange	1,013	2,974
ADJUSTED NET INCOME (LOSS)	$19,795	(7,833)

Millions of shares outstanding – basic	247.8	234.0
Adjusted net income (loss) per share – basic	$0.08	$(0.03)

NET DEBT

Net debt is a non-GAAP measure which does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company’s performance.

NET DEBT	2022-Q1	2021-Q1
Project loan	$113,944	60,989
Unamortized transaction costs	11,056	14,011
Newmont loan	10,976	9,246
Fresnillo obligations	37,800	37,885
Less: Cash and cash equivalents	(35,038)	(31,207)
NET DEBT	$138,738	90,924

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

ALL-IN SUSTAINING COSTS (AISC)

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Upon commencing commercial production and reporting actual AISC, we will provide a reconciliation to IFRS figures then presented.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

V.	SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the consolidated financial statements of the Company which were prepared in accordance with IAS 34 “Interim Financial Reporting” of IFRS as issued by the International Accounting Standards Board.

$ thousands	2022-Q1	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2020-Q4	2020-Q3	2020-Q2
Revenue	$39,405	$4,091	$—	$—	$—	$—	$—	$—
Cost of sales	(10,190)	(1,358)	—	—	—	—	—	—
	29,215	2,733	—	—	—	—	—	—

Exploration expense	(2,466)	(2,863)	(3,573)	(3,761)	(4,911)	(3,943)	(3,590)	(770)
Office and administrative	(633)	(557)	(487)	(358)	(509)	(102)	(162)	(194)
Professional fees	(450)	(408)	(241)	(551)	(502)	(558)	(425)	(230)
Regulatory and transfer agent	(198)	(83)	(162)	(213)	(204)	17	(11)	(66)
Salaries and wages	(1,662)	(826)	(759)	(754)	(593)	(802)	(563)	(527)
Depreciation	(36)	(34)	(52)	(35)	(33)	(36)	(23)	(382)
Share based payments	(865)	(432)	(416)	(498)	(983)	(434)	(705)	(612)
Foreign exchange	(1,366)	(2,313)	(3,320)	4,771	(2,864)	(648)	(1,688)	1,220
Interest and finance costs	(325)	(207)	(450)	(324)	(315)	(1,178)	(1,503)	(648)
Other	(241)	(28)	(94)	824	107	39	1,019	—
Tax expense	(2,191)	—	—	—	—	—	—	—
Net income (loss)	18,782	(5,018)	(9,554)	(899)	(10,807)	(7,645)	(7,651)	(2,209)

Net income (loss) per share (basic)	$0.08	$(0.02)	$(0.04)	$(0.00)	$(0.05)	$(0.03)	$(0.03)	$(0.01)
Net income (loss) per share (diluted)	$0.07	$(0.02)	$(0.04)	$(0.00)	$(0.05)	$(0.03)	$(0.03)	$(0.01)

REVENUE AND COST OF SALES

The Camino Rojo mine was in construction throughout 2021. In the fourth quarter of 2021, while the mine was still in commissioning and not yet in commercial production, we sold 2,422 ounces of gold. In the first quarter of 2022, we sold 20,884 ounces of gold.

We early adopted certain amendments to accounting standards1 pursuant to which in 2021 we recognized revenue of approximately $4.1 million and cost of sales of approximately $1.4 million.

1 Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”. Accounting standards current during the year ended December 31, 2021 required that proceeds from the sale of products generated before commercial production be deducted from the capital cost of the property plant and equipment (“PP&E”). The amendments to IAS 16 discontinue this practice. Under the amendments, proceeds from selling products before the related item of PP&E is available for use are recognized in profit or loss, less the costs of producing those items. The amendments are mandatory for annual periods beginning on or after January 1, 2022 but companies may early adopt if they choose. We early adopted this amendment effective January 1, 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Volatility in cost of sales during the first few months of startup is normal and is to be expected. Costs of production indicated during this startup period (ie, before commercial production) are not necessarily indicative of costs to be expected during commercial production.

EXPLORATION EXPENSE

In 2020, we commenced detailed engineering and planning for construction of at Camino Rojo. During the third quarter of 2020 we received the necessary permits to commence construction, and in the fourth quarter of 2020 we commenced construction activities. During 2021, we continued construction at Camino Rojo Oxide Project, completed the agreements giving us access to the Layback Area, and filed the 2021 Camino Rojo Report which incorporated the Layback Area. We conducted work to update technical studies and issued a technical report for our Cerro Quema Oxide Project.

Quarterly variations in exploration expense are due to seasonality and timing of payment of mining concession fees, drilling activities and awaiting results from previous quarters’ exploration activities. During the second and third quarter of 2020, exploration expenses and site activities were unusually lower than previous quarters due to the temporary global shutdown and work-from-home orders caused by the COVID-19 pandemic. In 2020-Q4, we commenced construction at Camino Rojo. Consequently, development costs began to be capitalized, and exploration and evaluation costs at Camino Rojo decreased accordingly.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings. In 2020-Q4 we listed and commenced trading on the NYSE American. In 2021-Q1 we filed a Base Shelf Prospectus and United States Form F-10. Each of these events caused one-time increases in regulatory fees and legal fees. The US listing has caused an increase in regulatory fees in general, as well as insurance and certain professional fees.

SALARIES AND WAGES

Salaries have generally increased from 2020 to 2022 as our team has grown during the construction and operation phases at Camino Rojo.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options and restricted share units (“RSUs”) vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others as all the deferred share units (“DSUs”) awarded vest (and are therefore expensed) immediately.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

INTEREST AND FINANCE COSTS

The Company has project debt outstanding of $125 million, the interest on which was expensed prior to commencement of construction. We also incurred loan initiation costs and those are being amortized over the next five years. The Company received a further draw of $50 million in 2020-Q4, driving a further increase in interest expense.

In December 2020 (2020-Q4) we commenced construction at Camino Rojo; consequently, we commenced capitalizing interest on the Project Loan, which caused decreases in interest expense in subsequent quarters.

In January 2021, we completed the Layback Agreement, which included an obligation of $37.8 million bearing interest at 5%. This interest is capitalized; consequently, it has no effect on interest and finance costs in the income statement during any of the quarters presented.

FOREIGN EXCHANGE

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar. During 2020-Q1, Q2, and Q3, there were unusually large swings in the Canadian dollar to US dollar and the Mexican peso to US dollar exchange rates related to economic uncertainty arising from the COVID-19 pandemic. Effective January 1, 2022, the US dollar became the functional currency of Minera Camino Rojo SA de CV.

Since the commencement of construction, foreign exchange gains and losses on the intercompany loan between the Canadian parent and Mexican subsidiary are now recorded in income, rather than through other comprehensive income. This was the single largest contributor to volatility in our quarterly loss after 2020-Q4.

OTHER EXPENSES

Prior to Q1-2021, “other gains and losses” consisted primarily of modification gains on changes in estimates related to the Newmont loan. In Q2-2021, we entered into participating forward currency contracts to mitigate the risk of the Mexican peso fluctuations during the construction of Camino Rojo. All currency contracts had expired as of March 31, 2022.

TAX EXPENSE

Prior to Q1-2022, the Company had incurred losses each quarter and consequently no income taxes were payable in those quarters. In Q4-2021, we commenced earning revenues from gold sales. In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations. In Q1-2022 the Company incurred $2.2 million in SMD.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

VI.	THREE MONTHS ENDED MARCH 31, 2022

The following table is based on accompanying audited consolidated financial statements prepared in accordance with IFRS. Figures are expressed in thousands of United States dollars.

$000’s	Q1/2022	Q4/2021	Q1/2022	Q1/2021
Revenue	$39,405	$4,091	$39,405	$—
Cost of sales	(10,190)	(1,358)	(10,190)	—
	29,215	2,733	29,215	—
Exploration expense	(2,466)	(2,863)	(2,466)	(4,911)
General and administrative	(633)	(557)	(633)	(509)
Professional fees	(450)	(408)	(450)	(502)
Securities regulatory	(198)	(83)	(198)	(204)
Salaries and wages	(1,662)	(826)	(1,662)	(593)
Depreciation	(36)	(34)	(36)	(33)
Share based payments	(865)	(432)	(865)	(983)
Foreign exchange	(1,366)	(2,313)	(1,366)	(2,864)
Interest and finance costs	(325)	(207)	(325)	(315)
Other	(241)	(28)	(241)	107
Tax expense	(2,191)	—	(2,191)	—
Income (loss) for the period	$18,782	$(5,018)	$18,782	$(10,807)

Comparison to last quarter (Q4/2021)

•	Limited revenues in Q4/2021 as the mine was still under construction. We sold 20,884 ounces of gold in Q1/2022, the first full quarter of production. Camino Rojo had higher operating costs per ounce in Q4/2021 due to start-up costs as we were still in testing and ramp up during both quarters.

•	The increase in general and administrative costs over last quarter was driven primarily by an increase in salaries and wages, which was driven by increased personnel. Annual bonuses were paid and the annual RSU/DSU awards occurred Q1/2022 with no corresponding payments or awards in Q4/2021.

•	Exploration expense was lower in Q1/2022 due to decreased exploration activities at Camino Rojo during the quarter.

•	At the beginning of 2022 we concluded that the functional currency at Camino Rojo had changed to US dollars. We accounted for this prospectively. Consequently, USD-denominated intercompany loans owed by the Mexican subsidiary to the parent company no longer attract foreign exchange gains and losses.

Comparison to Q1/2021

•	No revenues or cost of sales in Q1/2021 as the mine was still under construction.

•	The increase in general and administrative costs over Q1/2021 was driven primarily by an increase in salaries and wages, which was driven by increased number of personnel and their related benefits and payroll taxes.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

•	In Q1/2021 the Company was active in preparing the updated pre-feasibility study for Cerro Quema which was cost and labour intensive.

VII.	LIQUIDITY

As at March 31, 2022, the Company had cash and cash equivalents of $35.0 million and working capital of $23.2 million. During the reporting period, the Company generated gold sales of $39.4 million.

At March 31, 2022, the Company had the following debt outstanding

•	Project Loan of $125 million
•	Newmont loan of approximately $11.0 million (due on achieving commercial production at Camino Rojo)
•	Fresnillo obligations of $37.8 million (of which $15.0 million is due in December 2022, and $22.8 million is due in December 2023).

As of the date of this MD&A, the Company had the following debt outstanding:

•	Credit Facility term loan of $100 million.
•	Credit Facility revolving loan of $30 million.
•	Fresnillo obligations of $37.8 million (of which $15.0 million is due in December 2022, and $22.8 million is due in December 2023).

HISTORICAL CONTEXT

Prior to 2022, the Company's primary source of funding had been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions, debt financing, and from the exercise of warrants and options.

Prior to April 1, 2022, Camino Rojo was in startup and testing, although the mine had started producing gold during these startup and testing activities. We declared commercial production at April 1, 2022.

EXPECTED SOURCES OF CASH

We began earning cash flow from metal sales in December 2021. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over time.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country. Value added taxes paid in Mexico are fully recoverable.

VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

A summary of the claims outstanding at March 31, 2022 for Mexican VAT paid each year is as follows (table expressed in thousands of US dollars):

Arising in the year	Mexican VAT paid on acquisition of Camino Rojo	Mexican VAT paid on acquisition of Layback Area	Construction and operations	Total
2017	$3,477	$—	$—	$3,477
2018	—	—	258	258
2019	—	—	216	216
2020	—	—	1,211	1,211
2021	—	683	15,418	16,101
2022	—	—	2,442	2,442
Total Mexican VAT recoverable	$3,477	$683	$19,545	$23,705

Prior to, and during construction, we paid significant amounts in Mexican VAT. In the latter half of 2021, we began receiving Mexican VAT refunds on a generally regular basis.

Of the above amounts, approximately $3.5 million is under dispute with the taxation authority.

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at March 31, 2022 (thousands of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase commitments	$8,241	$8,241	$—	$—	$—
Trade payables	3,096	3,096	—	—	—
Accrued liabilities	10,317	10,317	—	—	—
Lease commitments	2,148	528	785	790	45
Camino Rojo Project Loan and related interest	154,333	11,000	143,333	—	—
Newmont loan	10,976	10,976	—	—	—
Fresnillo obligation and related interest	40,206	16,643	23,563	—	—
Total contractual obligations	$229,317	$60,801	$167,681	$790	$45

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

VIII.	CAPITAL RESOURCES

DEBT

FRESNILLO OBLIGATIONS

Pursuant to the terms of the Layback Agreement, Fresnillo agreed to deferred payments of $37.8 million which we currently estimate will be repaid in December 2022 ($15.0 million), and December 2023 ($22.8 million). These amounts bear interest at 5% per annum, payable quarterly.

NEWMONT LOAN

Newmont provided interest-free loans to the Company totaling 219 million pesos (approx. $11.0 million) which were repayable upon the commencement of commercial production.

Subsequent to the reporting period, on May 6, 2022, we repaid these loans in their entirety.

CREDIT FACILITY

The Credit Facility includes a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The proceeds from the Credit Facility were used to repay the existing Project Loan (see above), with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility will be based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee of 25% of the applicable term SOFR margin. Until September 30, 2022, the Company is subject to an applicable margin of 3.00%.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

EQUITY

In December 2020, the Company commenced trading in the United States on the NYSE American. This provides access to another channel for added liquidity of the Company’s stock and for financing whether through equity issuances or other instruments.

The Company filed a preliminary base shelf prospectus pursuant to which it may raise up to C$300 million in equity or similar instruments. The final base shelf prospectus was filed on March 12, 2021 and is valid for 25 months.

As of the date of this MD&A, 38.0 million warrants remain outstanding, all of which have an exercise price less than the market value of the underlying shares.

IX.	RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, Chief Sustainability Officer, and members of the Board of Directors of the Company. Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSUs, DSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Three months ended March 31
	2022	2021
Short term incentive plans
Salaries	$1,531	$431
Directors’ fees	79	45
	1,610	476
Share based payments	745	781
Total	$2,355	$1,257

During the period covered by this MD&A, and to the date of this MD&A, there are no other related parties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

X.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XI.	ACCOUNTING POLICIES

Refer to our audited consolidated financial statements for the year ended December 31, 2021 for details of the accounting policies used in the preparation of our financial statements. There have been no changes in our accounting policies since December 31, 2021.

XII.	CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the quantity of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

•	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

•	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

•	Depreciation of producing mineral properties is affected by changes in reserve estimates,

•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

VALUATION OF PRODUCTION INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value upon initial recognition of the Newmont loan, which is interest free.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Company’s financial statements.

TITLE TO MINERAL PROPERTIES

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those mineral concessions.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

The timing of receipt of Mexican VAT is uncertain.

FUNCTIONAL CURRENCY

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events, and conditions which we used to determine the primary economic environment of that entity.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

XIII.	FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XIV.	OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	252,194,718 common shares

•	38,016,731 warrants

•	8,492,454 stock options

•	500,000 bonus shares

•	477,711 restricted share units

•	764,720 deferred share units

You can find further details about these potentially issuable securities in the notes to the accompanying unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

XV.	CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding planned exploration, development and construction programs and expenditures; the estimation of mineral resources and mineral reserves; feasibility and pre-feasibility studies and the economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at Camino Rojo and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project; proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and Camino Rojo; timing of reaching nameplate capacity at the Camino Rojo Oxide Mine; the Company's 2022 guidance, including production, operating costs and capital costs; the results of the Phase 1 metallurgical program on the Sulphide Project and the potential benefits thereof, potential development scenarios for the Sulphide Project, exploration and study work planned at the Sulphide Project for 2022, Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; commodity prices and exchange rates; Orla’s outlook and milestones; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction; and Orla’s development, objectives, and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s credit facility will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at Camino Rojo and develop the entire Camino Rojo mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms and that the Company’s activities will be in accordance with the Company’s public statements and stated goals, that there will be no material adverse change or disruptions affecting the Company or its properties, and the impact of COVID-19 on the Company’s operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit and bulk density measurements, interpreted and modelled metallurgical domains, and metallurgical recoveries may not be representative; (ii) the Company’s reliance on Camino Rojo and risks associated its start-up phase; (iii) financing risks and access to additional capital; (iv) risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; (v) risks related to the Company’s indebtedness; (vi) success of exploration, development, and operation activities; (vii) foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; (viii) concession risks at the Cerro Quema Project; (ix) the receipt of a Category 3 ESIA for the Cerro Quema Project; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) environmental and other regulatory requirements; (xii) delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; (xiii) the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; (xiv) the Layback Agreement remaining subject to the transfer of surface rights; (xv) delays in or failure to get access from surface rights owners; (xvi) risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; (xvii) uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; (xviii) the fluctuating price of gold, silver, and copper; (xix) global financial conditions; (xx) uninsured risks; (xxi) competition from other companies and individuals; (xxii) uncertainties related to title to mineral properties; (xxiii) conflicts of interest; (xxiv) risks related to compliance with anti-corruption laws; (xxv) volatility in the market price of the Company's securities; (xxvi) assessments by taxation authorities in multiple jurisdictions; (xxvii) foreign currency fluctuations; (xxviii) the Company’s limited operating history; (xxix) risks related to the Company’s history of negative operating cash flow; (xxx) litigation risks; (xxxi) intervention by non-governmental organizations; (xxxii) outside contractor risks; (xxxiii) risks related to historical data; (xxxiv) unknown labilities in connection with acquisitions; (xxxv) the Company’s ability to identify, complete, and successfully integrate acquisitions; (xxxvi) the Company not having paid a dividend; (xxxvii) risks related to the Company’s foreign subsidiaries; (xxxviii) risks related to the Company’s accounting policies and internal controls; (xxxix) the Company’s ability to satisfy the requirements of the Sarbanes Oxley Act of 2002; (xxxx) enforcement of civil liabilities; (xxxxi) the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; (xxxxii) information and cyber security; (xxxxiii) gold industry concentration; (xxxxiv) shareholder activism; and (xxxxv) risks associated with executing the Company’s objectives and strategies.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Company’s annual information form dated as of March 18, 2022, for the financial year ended December 31, 2021 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

XVI.	RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

THE CAMINO ROJO OXIDE MINE

The Camino Rojo Oxide Mine accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Oxide Mine could have a material adverse effect on the Company's financial performance and results of operations. In addition, the Company has limited operational history at the Camino Rojo Oxide Mine, with first gold pour occurring on December 13, 2021 and commercial production having been declared effective April 1, 2022. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Oxide Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below under “Risk Factors – Mining Industry”. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Oxide Mine is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the oxide pit at the Camino Rojo Oxide Mine onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Camino Rojo Report.

The Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of Camino Rojo that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of Camino Rojo that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE TRANSFER OF CERTAIN SURFACE RIGHTS PURSUANT TO THE LAYBACK AGREEMENT

As contemplated in the Feasibility Study contained in the 2021 Camino Rojo Report, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Camino Rojo Report. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report, all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent Mineral Reserve update is expected that would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. Delays in, or failure to obtain such transfer of surface rights could affect the timetable or cost of development of the potential mine modelled in the 2021 Camion Rojo Report.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for Camino Rojo has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for Camino Rojo are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for Camino Rojo are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

PERMITS AND LICENSES

The exploitation, development and mining of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development, and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation, and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

ESTIMATES OF MINERAL RESOURCES & MINERAL RESERVES AND PRODUCTION RISKS

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

MINING INDUSTRY

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

TITLE MATTERS

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

LAND TITLE

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company's knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999), the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are in jurisdictions which have been perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2022	United States dollars unless otherwise stated

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

Because of these legal and regulatory requirements, the Company has instituted policies regarding business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anticorruption laws and regulations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.